November 6, 2018

Julio Macedo
Manager
American Diversified Energy LLC
711 W. 17th Street, Suite D-5
Costa Mesa, CA 92627

       Re: American Diversified Energy LLC
           Offering Statement on Form 1-A
           Filed October 9, 2018
           File No. 024-10904

Dear Mr. Macedo:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed October 9, 2018

Summary of the Offering
The Power Purchase Agreement with The Crescent City Harbor District, page 5

1. Reference is made to your discussion of anticipated income, revenues and return on investment here and on pages 57, 68, 73 and 92. It appears your disclosures of anticipated income are anticipated revenues. If so, please revise to disclose such amounts as anticipated revenues or explain why you believe such revision should not be made. In addition, revise to state whether the return on investment is an annual or 25 year calculation. Finally, please tell us your consideration of calculating return on investment using anticipated project net income rather than anticipated revenues as the numerator.
 Julio Macedo
FirstNameDiversified Energy LLC
American LastNameJulio Macedo
Comapany 6, 2018
November NameAmerican Diversified Energy LLC
November 6, 2018 Page 2
Page 2
FirstName LastName
2. We note here and in other portions of your offering circular you make certain financial and operational performance projections for your company over the next twenty-five years. Please provide your basis for these financial and operational projections. Ensure that your disclosures are consistent, such as the information you present on pages 57 and
         73-74. See Instructions to Part II of Form 1-A.
Dilution, page 34

3. Reference is made to the table on page 34. Please tell us how you calculated the effective cash price per unit at issuance for total units pre-offering. In addition, your disclosure of total proceeds after inclusion of Series A in the offering totaling $51,207 appears to be a typo. Please revise or advise.
4. Reference is made to your discussion of the issuance of Class E Units on page 38. Please revise to state that the Class E Units were issued in exchange for a capital contribution of
         $50,000 rather than $50,000,000.
5. Reference is made to the first table on page 38. It appears the number of units issued and outstanding before this offering at 7/31/18 should be 25,127,875 rather than 30,127,875.
         Please revise or advise.
6. Please revise this section to reflect the number of Series A Units underlying Convertible
         Notes that are expected to be issued upon qualification of this offering.
Plan of Distribution, page 39

7. Your disclosure is not clear as to whether you will engage a dealer-manager registered with FINRA in connection with this offering prior to qualification. For example, you have already deducted fees from your use of proceeds in connection with such engagement, however, you have not identified your dealer-manager and you describe the
         "anticipated" terms of engagement, not the definitive terms of engagement. If you intend to engage a dealer-manager prior to qualification of this offering circular, please revise to state as much, identify your dealer-manager and describe the terms of engagement. Refer to Item 5(c) of Form 1-A.
8. Alternatively, if you intend to utilize your Manager and its employees to make offers at the time of qualification of this offering circular, please state as much and identify the platform your Manager intends to utilize. Please also tell us the role your Manager and its employees will play and how your Manager and its employees are able to rely upon the exemption found in Exchange Act Rule 3a4-1. You must also describe the services you expect the platform to provide in your offering. If you intend to reserve the right to engage a dealer-manager after qualification of this offering circular, please confirm that you will file a post-qualification amendment disclosing the change to your plan of distribution; your current disclosure stating that you will "update this Offering Circular by amending the Offering Statement of which it is a part" is unclear. Julio Macedo
FirstNameDiversified Energy LLC
American LastNameJulio Macedo
Comapany 6, 2018
November NameAmerican Diversified Energy LLC
November 6, 2018 Page 3
Page 3
FirstName LastName
Use of Proceeds, page 42

9. Please explain why no proceeds are allocated to the license permit fee in the maximum offering scenario. Based on disclosure from page 4, we note an additional
         $250,000 payment would be required to complete the second 1/2 M Watt installation and another $250,000 would be required to pursue Phase 3 of the Harbor District project.
10. The net proceeds from the maximum offering amount disclosed in the table does not agree to the net proceeds disclosed on the cover page and page 38. Please revise for consistency or advise why these amounts are different.
11. Please revise to briefly describe and state the cost of assets to be acquired in the maximum offering scenario. Refer to Instruction 7 of Item 6 of Form 1-A.
12. Please revise your discussion of how you intend to allocate your use of proceeds to reflect repayment of the loans made by Mr. Macedo to you, as the terms of those notes appear to contemplate repayment if you achieve the minimum amount of offering proceeds. Refer to Instruction 2 to Item 6 of Form 1-A.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Plan of Operation, page 76

13. Please tell us your consideration of disclosing the total cost and cost of each phase of the
         Crescent City Harbor project. In addition, reference is made to your disclosure on page 77 that $2 million has been identified for the design and development of the Harbor District
         Solar Property. Please disclose more detail regarding what development can be completed with the $2 million.
14. Please revise to state whether the proceeds from the minimum and maximum amounts of the offering will satisfy your cash requirements or whether you anticipate it will be necessary to raise additional funds in the next six months to implement the plan of operations. Refer to Item 9(c) of Form 1-A.
Compensation of Directors and Executive Officers, page 79

15. We note your chart that details how the Manager or its Affiliates will be paid. Please confirm to us that no officer or director of you or your Manager received compensation during your last completed fiscal year.
Security Ownership of Management and Certain Security Holders, page 79

16. Please provide a chart or a description of security ownership in accordance with Item 12 of Form 1-A, including a discussion of the ownership interest applicable if the Series E units are converted into Series A units, which your Operating Agreement seems to contemplate.
 Julio Macedo
FirstNameDiversified Energy LLC
American LastNameJulio Macedo
Comapany 6, 2018
November NameAmerican Diversified Energy LLC
November 6, 2018 Page 4
Page 4
FirstName LastName
Audited Statements of Cash Flows, page F-7

17. Please tell us how you calculated the year ended October 31, 2017 debt discount amortization and issuance of convertible notes line items and explain why such amounts are correct as presented.
18. It appears that you have presented the $50,000 contributed for the purchase of 25,000,000
         Class E Units as operating cash flow in the year ended October 31, 2016 line item titled stock-based compensation. If so, please explain why such classification is appropriate referencing authoritative literature that supports your classification. Explain you consideration of presenting this purchase as a financing cash flow.
Note 2 - Summary of Significant Accounting Policies
Going Concern and Management's Plan, page F-8

19. We refer you to your disclosure on page 76 wherein you disclose "[w]ith either the proceeds from a bank loan or proceeds from the offering, we anticipate starting construction on the Harbor District Solar Property in the first quarter of FYE
         2019." Please explain whether your plans to mitigate your going concern might involve debt financing and if so, please revise your disclosure. Recent Accounting Pronouncements, page F-11

20. If you are electing the extension of time accommodation at Part F/S(a)(3) of Form 1-A, please disclose this election and apply the election to all standards.
Note 4 - Related-Party Transactions, page F-12

21. Reference is made to your disclosure that $96,000 was advanced by you for the Option
         Agreement. Please tell us how this amount is presented in the financial statements.
Note 9 - Subsequent Events
Additional Convertible Notes Payable, page F-18

22. Please revise your disclosure to include the $50,000 convertible note issued on October 1,
         2018, referenced in your disclosure on page 38.
Phases of the Crescent City Harbor Project, page F-23

23. We note your disclosure that the Company will build a 1.5 megawatt solar system at the
         Crescent City Harbor. We note disclosure elsewhere in the filing that refers to the
         Crescent City Harbor Project as a 1 megawatt project. Please explain or revise for consistency. Please also revise throughout to reconcile the 1.5 megawatt build to the 1 megawatt Crescent PPA and disclose whether the Harbor District has agreed to license space for the entire 1.5 megawatt build.
 Julio Macedo
American Diversified Energy LLC
November 6, 2018
Page 5
24. We note you are required to pay the Harbor District an annual license fee of $20,000 per megawatt per year for twenty-five years for a total of $500,000. If the Crescent City
         Harbor Project is truly a 1.5 megawatt project, please explain to us why the fee is not
         $750,000. Additionally, please explain your consideration of disclosing the license fee associated with each of the four phases of the project.
25. Please explain why the kilowatts generated for phases one through four are not consistent with your disclosure beginning on page 69. For instance, here you disclose phase one will generate 597.8 kilowatts however, page 69 indicates phase one will generate 387 kilowatts. Please address and revise each phase as necessary. Additionally, we noted
         inconsistencies with regards to the amount of kilowatts at specific phases of the project on pages 42 and 58. Please ensure consistency throughout your document. Exhibits

26. We note that your Escrow Agreement does not contain the same terms of the offering that you describe in the offering circular. For example, it reflects a minimum offering amount of $3,500,000. Please revise or advise.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Scott Stringer, Accountant, at 202-551-3272 or Adam Phippen,
Accountant, at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney, at 202-551-3342 or Mara L. Ransom, Assistant Director, at 202-551-3264 with any other questions.



FirstName LastNameJulio Macedo                                 Sincerely,
Comapany NameAmerican Diversified Energy LLC
                                                               Division of
Corporation Finance
November 6, 2018 Page 5                                        Office of
Consumer Products
FirstName LastName